UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Cotiviti Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

22164K 101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22164K 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Alexander, Elizabeth Connolly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,157,316 (1)

	6.	Shared Voting Power 2,519,673 (2)

	7.	Sole Dispositive Power 2,157,316 (1)

	8.	Shared Dispositive Power 2,519,673 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,676,989 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2% (4)

12.	Type of Reporting Person (See Instructions) IN

(1)                                 Composed of the following securities held by the reporting person: (a) 1,962,116 shares and (b) 195,200 vested options to purchase shares.

(2)                                 Composed of:  (a) 1,471,577 shares held in three family irrevocable trusts, the trustees of which are in each case an institution and the reporting person’s spouse; the reporting person disclaims beneficial ownership of all shares held in those trusts; and (b) 1,048,096 shares owned by Milton Harbor View, LLC (“MHV”), of which the reporting person and her spouse are the sole managers and of which the reporting person and her two sons and two daughters are members; the reporting person disclaims beneficial ownership of the shares held by MHV except to the extent of her pecuniary interest therein.

(3)                                 The reporting person beneficially owns these shares and disclaims beneficial ownership of some of them as and to the extent described in footnotes (1) and (2).

(4)                                 The percentage calculation is based on 90,170,462 shares of the Issuer’s common stock outstanding as of September 30, 2016 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed on November 10, 2016.

Item 1.
	(a)	Name of Issuer Cotiviti Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 115 Perimeter Center Place, Suite 700, Atlanta, Georgia 30346

Item 2.
	(a)	Name of Person Filing Alexander, Elizabeth Connolly
	(b)	Address of the Principal Office or, if none, Residence c/o Cotiviti Holdings, Inc., 115 Perimeter Center Place, Suite 700, Atlanta, Georgia 30346
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share, of Cotiviti Holdings, Inc.
	(e)	CUSIP Number 22164K 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 4,676,989 (3)
(b) Percent of class: 5.2% (4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,157,316 (1)
(ii) Shared power to vote or to direct the vote 2,519,673 (2)
(iii) Sole power to dispose or to direct the disposition of 2,157,316 (1)
(iv) Shared power to dispose or to direct the disposition of 2,519,673 (2)

(1)                                 Composed of the following securities held by the reporting person: (a) 1,962,116 shares and (b) 195,200 vested options to purchase shares.

(2)                                 Composed of:  (a) 1,471,577 shares held in three family irrevocable trusts, the trustees of which are in each case an institution and the reporting person’s spouse; the reporting person disclaims beneficial ownership of all shares held in those trusts; and (b) 1,048,096 shares owned by Milton Harbor View, LLC (“MHV”), of which the reporting person and her spouse are the sole managers and of which the reporting person and her two sons and two daughters are members; the reporting person disclaims beneficial ownership of the shares held by MHV except to the extent of her pecuniary interest therein.

(3)                                 The reporting person beneficially owns these shares and disclaims beneficial ownership of some of them as and to the extent described in footnotes (1) and (2).

(4)                                 The percentage calculation is based on 90,170,462 shares of the Issuer’s common stock outstanding as of September 30, 2016 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed on November 10, 2016.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 10, 2017

/s/ Elizabeth Connolly Alexander
Elizabeth Connolly Alexander